                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (AMENDMENT NO. 3)

                                GLB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    361778103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                20th Floor, Cleveland, OH 44114, (216) 696-8700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 7
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                                  SCHEDULE 13D
CUSIP NO. 361778103                                                  PAGE 2 OF 7

-------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard M. Osborne Trust
-------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_X_]
                                                                           (b)  [___]

-------------------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


-------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            [__]

-------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
-------------------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER

           SHARES                       212,938
                               ------------------------------------------------------------
        BENEFICIALLY              8     SHARED VOTING POWER

          OWNED BY
                               ------------------------------------------------------------
            EACH                  9     SOLE DISPOSITIVE POWER

          REPORTING                     212,938
                               ------------------------------------------------------------
           PERSON                10     SHARED DISPOSITIVE POWER

            WITH
-------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          212,938
-------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [__]

-------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1%
-------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 361778103                                                  PAGE 3 OF 7

-------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Turkey Vulture Fund XIII, Ltd.
-------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_X_]
                                                                            (c)  [___]

-------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS


-------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [__]

-------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
-------------------------------------------------------------------------------------------
           NUMBER OF               7     SOLE VOTING POWER

            SHARES                       217,988
                               ------------------------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER

           OWNED BY
                               ------------------------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER

           REPORTING                     217,988
                               ------------------------------------------------------------
            PERSON                10     SHARED DISPOSITIVE POWER

             WITH
-------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           217,988
-------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [__]

-------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
-------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 361778103                                                  PAGE 4 OF 7

-------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard M. Osborne
-------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_X_]
                                                                            (d)  [___]

-------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS


-------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [__]

-------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------------------
           NUMBER OF               7     SOLE VOTING POWER

            SHARES                       431,146*
                               ------------------------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER

           OWNED BY                      29,920**
                               ------------------------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER

           REPORTING                     431,146*
                               ------------------------------------------------------------
            PERSON                10     SHARED DISPOSITIVE POWER

             WITH                        29,920**
-------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           461,066
-------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [__]

-------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.6%
-------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------------------

* Includes 220 shares Mr. Osborne has the right to acquire by exercise of vested options, 212,938 shares held by the Richard Osborne Trust and 217,988 shares held by Turkey Vulture Fund XIII, Ltd.
** Shares held by the Georgeanne S. Osborne Family Memorial Trust, of which Mr. Osborne is one of the six Trustees.

CUSIP NO. 361778103                                                  PAGE 5 OF 7

        This Amendment No. 3 to Schedule 13D relates to shares of common stock, without par value (the "Shares"), of GLB Bancorp, Inc., an Ohio corporation ("GLB Bancorp"), and is filed on behalf of the Richard M. Osborne Trust, an Ohio trust (the "Richard Osborne Trust"), Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and Richard M. Osborne for the purpose of (1) reporting the agreement of Mr. Osborne to vote all Shares held by the Fund and the Richard Osborne Trust in favor of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 15, 2003, between GLB Bancorp and Sky Financial Group, Inc. ("Sky"), pursuant to the terms of a Voting Agreement, dated as of July 15, 2003 (the "Voting Agreement"), among Sky and Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto
P. Fedeli, the Richard Osborne Trust, the Fund, and Mr. Osborne; and (2) correcting the allocation of Shares held by the Richard Osborne Trust and the Fund reported in Amendment No. 2 to Schedule 13D, dated March 1, 2001. Mr. Osborne is sole Trustee of the Richard Osborne Trust and sole Manager of the Fund.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

        Item 5(a) of Schedule 13D is hereby amended and supplemented as follows:

        (a) According to the most recently available filing with the Securities and Exchange Commission by GLB Bancorp, there are 2,347,925 Shares outstanding.

        The Richard Osborne Trust beneficially owns 212,938 Shares, or 9.1% of the outstanding Shares. The Fund beneficially owns 217,988 Shares, or 9.3% of the outstanding Shares. A different allocation of Shares between the Fund and the Richard Osborne Trust was previously reported. There has been no transfer of Shares between the Fund and the Richard Osborne Trust; rather, the foregoing reflects the current allocation. Mr. Osborne may be deemed to own beneficially 461,066 Shares, or 19.6% of the outstanding Shares, 430,926 of which shares are held by the Richard Osborne Trust and the Fund, 220 of which Shares Mr. Osborne has the right to acquire by exercise of vested options granted under GLB Bancorp's 1998 Stock Option and Incentive Plan (a copy of which is included as Exhibit 10.A to GLB Bancorp's Form SB-2 Registration Statement) and 29,920 of which Shares Mr. Osborne may be deemed to be the beneficial owner of under the Georgeanne S. Osborne Family Memorial Trust (the "Georgeanne Osborne Trust"). As sole Trustee of the Richard Osborne Trust, sole Manager of the Fund and one of the six Trustees of the Georgeanne Osborne Trust, Mr. Osborne may be deemed to own all 461,066 Shares, or 19.6% of the outstanding Shares. Mr. Osborne disclaims beneficial ownership of the 29,920 Shares owned by the Georgeanne Osborne Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of Schedule 13D is hereby amended and supplemented as follows:

        Pursuant to the Voting Agreement, Mr. Osborne agreed to vote all Shares held by the Richard Osborne Trust and the Fund (i) in favor of the approval and adoption of the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between GLB Bancorp and any person or entity other than Sky.

        175,950 Shares owned by the Richard Osborne Trust are pledged as security for a Promissory Note, payable on demand and executed by Mr. Osborne in favor of The Huntington

CUSIP NO. 361778103                                                  PAGE 6 OF 7

National Bank ("Huntington Bank"). The Promissory Note is payable upon demand and bears interest at the prime commercial rate established by Huntington Bank from time to time based on certain considerations. In addition, the Fund pledged its 217,988 Shares. The pledge of the Shares by the Richard Osborne Trust and the Fund are evidenced respectively by a Commercial Pledge and Security Agreement among Mr. Osborne, the Richard Osborne Trust and Huntington Bank dated January 13, 1995 and a Commercial Pledge Agreement dated January 20, 2003 among the Fund, Mr. Osborne and Huntington Bank.

        Pursuant to full satisfaction of a prior Commercial Note, National City Bank released the 153,846 Shares owned by the Richard Osborne Trust and previously pledged to National City Bank, as reported in Amendment No. 1 to
Schedule 13D, dated August 1, 2000, as pledged as security for a $4.5 million commercial loan.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        7.1 Agreement and Plan of Merger dated as of July 15, 2003 by and between GLB Bancorp, Inc. and Sky Financial Group, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of GLB Bancorp filed with the Securities and Exchange Commission on July 23, 2003

        7.2 Voting Agreement dated as of July 15, 2003, by and among Sky Financial Group, Inc. and Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, the Richard
                M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne, incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K of GLB Bancorp filed with the Securities and Exchange Commission on July 23, 2003

        7.3 Promissory Note, dated October 6, 1998, executed by Richard M. Osborne in favor of Huntington National Bank, incorporated by reference to Exhibit 7.1 to Amendment No. 1 to Schedule 13D Statement, dated August 1, 2000, filed on behalf of the Richard
                M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne

        7.4 Commercial Pledge and Security Agreement among Richard M. Osborne, Richard M. Osborne Trust U/A and Huntington National Bank dated January 13, 1995, incorporated by reference to
                Exhibit 7.2 to Amendment No. 1 to Schedule 13D Statement, dated August 1, 2000, filed on behalf of the Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne

        7.5 Commercial Pledge Agreement, dated January 30, 2003, among Turkey Vulture Fund XIII, Ltd., Richard M. Osborne and The Huntington National Bank

        7.6 Joint Filing Agreement, incorporated by reference to Exhibit 7.6 to Amendment No. 2 to Schedule 13D Statement, dated March 1, 2001, filed on behalf of the Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne

CUSIP NO. 361778103                                                  PAGE 7 OF 7

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 25, 2003                      TURKEY VULTURE FUND XIII, LTD.
                                         /s/ Richard M. Osborne
                                         ---------------------------------------
                                         By: Richard M. Osborne, Manager


                                         RICHARD M. OSBORNE TRUST

                                         /s/ Richard M. Osborne
                                         ---------------------------------------
                                         By: Richard M. Osborne, Trustee


                                         /s/ Richard M. Osborne
                                         ---------------------------------------
                                         RICHARD M. OSBORNE, INDIVIDUALLY